Contact

www.linkedin.com/in/matisyahu (LinkedIn)

Top Skills

Financial Markets
Consulting
Analysis

Languages

Hebrew (Full Professional)
English (Native or Bilingual)

Certifications

Think Again: How to Reason and Argue
Economics of Money and Banking, Part One
New Models of Business in Society
Maps and the Geospatial Revolution
Financial Markets

Publications

Book: The Complete Guide to Fintech Trading & Investments

Mati Greenspan

Founder & CEO at Quantum Economics
Tel Aviv-Yafo, Tel Aviv District, Israel

Summary

Acclaimed investor and entrepreneur.

Mati Greenspan is the Founder & CEO of Quantum Economics. A firm for FinTech research, advisory, and money management. He is frequently cited in financial media like Bloomberg, Forbes, the Wall Street Journal, Reuters, CNBC, Yahoo Finance, and is interviewed on TV, radio and podcasts.

Licensed portfolio manager by CySEC. Registration number CN4176.

Quantum Economics was founded in November 2019. We have approximately two dozen analysts from across the globe specializing in the various areas of blockchain and cryptocurrencies with a strong emphasis on DeFi, NFTs and stablecoins.

Advisor to exciting start ups including LunarCRUSH, Electroneum, Luno Global, and the 1inch network.

Co-authored the book "The Complete Guide to Fintech, Trading, and Investments."

Contributor to Business Insider, investing.com, hacked.com, and more.

Previously: Senior Market Analyst at social trading platform eToro.

Responsibilities at eToro included updating clients and employees on market events, preparing daily analysis by Email read by thousands of clients and journalists, employee training courses, live market webcasts, speaking at seminars, viral videos. As well as writing articles research, and blog posts for the investment community. Many of eToro's highest equity clients were under my personal care.

Don't forget to sign up for my QE Newsletter to get all the latest market insight and investment opportunities. It's free on our website: quantumeconomics.io

———

Experience

Quantum Economics
Founder & CEO
November 2019 - Present (6 years 6 months)

Analysis, blogging, consultant/advisory, and money management.

Quantum Expeditions
Chief Financial Officer
November 2021 - Present (4 years 6 months)
Texas, United States

Bitcoin mining

MC² Finance
Strategic Advisor
March 2023 - Present (3 years 2 months)

Korra Finance
Chief Operating Officer
April 2024 - Present (2 years 1 month)

eToro
Senior Market Analyst
July 2012 - November 2019 (7 years 5 months)
Tel Aviv Area, Israel

www.etoro.com
- VIP clients with a minimum equity of $1 Million.
- Daily Market Update - For high equity clients, Partners, and Media.
- Video Content - YouTube Viral Videos, Market Webinars & More.
- Managing eToro's Premium Club Network & Client Benefits Package

Westland Real Estate Group
Financial Consultant
January 2013 - December 2018 (6 years)
Long Beach California

www.westlandindustries.com

GoodCoin
Economic Consultant
October 2017 - 2018 (1 year)

BForex
Financial Marketing & Business Development
2012 - 2012 (less than a year)
Hertzliya Israel

- Manage a portfolio of clients assisting them to trade successfully.
- Video tutorials for beginners in the financial market.
- Webinars to discuss current market opportunities.
- Marketing materials for clients by Email, SMS, Twitter, and Facebook.

Ava Fx
Financial Investments Advisor
2008 - 2012 (4 years)
Herzliya

- Guidance and analysis to clients and businesses for investment purposes.
- Assess the needs of each client to negotiate an appropriate solution.
- Analyze current market conditions and trading opportunities.
- Express proficiency in Ava FX's many trading systems.

_____

Education

Licensed Portfolio Manager
CySEC - Financial Services Regulatory Framework (Advanced), Broker's License · (2016 - 2017)